UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [March] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    Ö    )            No    Form 40-F  (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (        )        No  (    Ö    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated March 28, 2005. Attached is English language version of the notice.

The following table sets forth the summary of the Cancellation of Stock Option Granted.

1. Details of Cancellation	Grantees (No)		19 persons
	Number of shares Cancelled	Common Shares	1,271,669
		Preferred Shares	-
	Details of stock option cancelled	Grant Date	March 21, 2003
		Exercisable Period	From March 21, 2005 to March 20, 2010
		Exercise Price(KRW)	988
2. Stock option granted after cancellation	Number of Grantees (No)		116
	Number of Shares Granted	Common Shares	6,585,262
		Preferred Shares	-

3. Reasons for cancellation			Voluntary resignation

4. Date of Board Resolution			March 28, 2005

- Attendance of Outside Directors		Present(No)	2
		Absent(No)	1

- Attendance of Auditors			Present

5. Others

Details of cancellation of stock option granted is as follow:

- Exercisable period and exercise price as mentioned above are based on a 4th Stock Option Plan.

- The 2nd Stock Option Plan (Granted Date: March 24, 2001, Exercise Price: 1,379 won, Number of shares cancelled: 290,419)

- The 3rd Stock Option Plan (Granted Date: June 24, 2002, Exercise Price: 1,261won, Number of shares cancelled: 229,812)

- The 4th Stock Option Plan (Granted Date: March 21, 2003, Exercise Price: 988won, Number of shares cancelled: 344,895)

- The 5th Stock Option Plan (Granted Date: July 16 2003, Exercise Price: 1,368won, Number of shares cancelled: 193,303)

- The 6th Stock Option Plan (Granted Date: March 19 2004, Exercise Price: 1,218won, Number of shares cancelled: 213,240)

Date of Relevant Disclosure	-

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[Details of Cancellation by Grantees]

Grantees	Relationship to Company	Number of Shares Cancelled		Remarks
		Common Shares	Preferred Shares
Hyung-Yun Lee	Employee	277,778	—	2nd & 6th Stock option
Yun-Hee Bae	”	288,028	—	2nd & 4th Stock option
Young-Chul Park	”	25,815	—	2nd Stock option
Jae-Il Lee	”	87,403	—	2nd & 4th Stock option
Min-Suk Seo	”	101,070	—	2nd, 3rd & 4th Stock option
Jeong-Yul Chun	”	125,705	—	2nd, 3rd & 4th Stock option
Gil-Ro Kim	”	6,453	—	2nd Stock option
Dae-Hee Lee	”	44,755	—	2nd & 3rd Stock option
Young-Taek Kong	”	44,755	—	2nd & 3rd Stock option
Chang-Suk Lee	”	38,302	—	3rd Stock option
Young-Ken Cho	”	38,302	—	3rd Stock option
Il-Sub Choi	”	38,661	—	5th Stock option
Sun-Il Kim	”	25,774	—	5th Stock option
Hang-Sik Shin	”	25,774	—	5th Stock option
Hyun-Jin Park	”	25,774	—	5th Stock option
Guang-Il Ko	”	25,774	—	5th Stock option
Dong-Ku Ryu	”	25,774	—	5th Stock option
Kang-Ryeong Lee	”	12,886	—	5th Stock option
Chun-Ken Yun	”	12,886	—	5th Stock option
Total	19 persons	1,271,669

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative Of Investor Relations Team

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